UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TEDA TRAVEL GROUP, INC.

(Name of Issuer)

  COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

  87889V104

(CUSIP Number)

  Raymond Chan
Oriental Resources Limited
304 Dominion Centre, 43 Queen's Road East, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  February 9, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87889V104		Page 2 of 9 Pages
1.		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Bloompoint Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☒
3.		SEC Use Only:
4.		Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.		Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 33,333,333
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 33,333,333
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 33,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.		Percent of Class Represented by Amount in Row (11): 60.3%
14.		Type of Reporting Person (See Instructions): OO

CUSIP No. 87889V104		Page 3 of 9 Pages
1.		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Oriental Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☒
3.		SEC Use Only:
4.		Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.		Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 33,333,333
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 33,333,333
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 33,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.		Percent of Class Represented by Amount in Row (11): 60.3%
14.		Type of Reporting Person (See Instructions): OO

CUSIP No. 87889V104		Page 4 of 9 Pages
1.		Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Raymond Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐
(b) ☒
3.		SEC Use Only:
4.		Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.		Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 33,333,333
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 33,333,333
11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 33,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.		Percent of Class Represented by Amount in Row (11): 60.3%
14.		Type of Reporting Person (See Instructions): OO

Item 1.                   Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of TEDA Travel Group, Inc., a Delaware corporation (the "Issuer").

The principal executive offices of the Issuer are located at Suite 2102, Chinachem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.                   Identity and Background.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

1)       Bloompoint Investments Limited;
2)       Oriental Resources Limited;
3)       Raymond Chan, by virtue of being the director and controlling member of Bloompoint
          Investments Limited and Oriental Resources Limited.

              Bloompoint Investments Limited, Oriental Resources Limited, and Mr. Raymond Chan are sometimes referred individually as a “Reporting Person” and collectively as the “Reporting Persons.”  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness given by another Reporting Person.  By their respective signatures, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

            The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

(b) The address of the principal office of Bloompoint Investments Limited is Room 1607, ING Tower, 308 Des Voeux Road, Central, Hong Kong.

   The address of the principal office of Oriental Resources Limited and Mr. Chan is 304 Dominion Centre, 43 Queen’s Road East, Hong Kong.

   Bloompoint Investments Limited is wholly-owned subsidiary of Oriental Resources Limited, a British Virgin Island corporation.

(c)  The principal business of Bloompoint Investments Limited and Oriental Resources Limited is assets management.  The principal business of Mr. Chan is assets management and to serve as the director for Oriental Resources Limited and Bloompoint Investments Limited.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or;

(e) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) British Virgin Islands

Item 3.               Source and Amount of Funds or Other Consideration.

Bloompoint Investments Limited acquired beneficial ownership of the securities which are the subject of this filing with working capital in the ordinary course of business.  On February 9, 2006, TEDA Travel Group,

 Inc. (the “Company”) entered into a Common Stock Purchase Agreement with Bloompoint Investments Limited, a British Virgin Island company.  Pursuant to the Agreement, Bloompoint Investments Limited has agreed to purchase from the Company 33,333,333 shares of the Company's common stock (the "Shares") at US $0.12 per share (paid in Hong Kong dollars) for the aggregate purchase price of US $4.0 million.

Item 4.                   Purpose of Transaction.

Bloompoint Investments Limited acquired the Shares for investment purposes, and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its securities;

(c)     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company act of 1940;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

(f)      Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.                   Interest in Securities of the Issuer.

(a) Bloompoint Investments Limited may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 33,333,333 Shares representing 60.30% of the Issuer's 21,906,089 Shares outstanding as of Feb 6, 2006.  Bloompoint Investments Limited is a wholly-owned subsidiary of Oriental Resources Limited.  Therefore, these securities may be deemed to be beneficially owned by Oriental Resources Limited.

(b) By virtue of their potential status as a “group” for purposes of Rule 13d-5, each member of the Reporting Group may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by each member.

(c) Not Applicable

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Persons and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.                   Material to be Filed as Exhibits.

(1) Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2006

BLOOMPOINT INVESTMENTS LIMITED

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan
Title:	Director

ORIENTAL RESOURCES LIMITED

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan
Title:	Director

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby (i)agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of TEDA Travel Group, Inc., and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated:  March 27, 2006

BLOOMPOINT INVESTMENTS LIMITED

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan
Title:	Director

ORIENTAL RESOURCES LIMITED

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan
Title:	Director

By:	/s/ Mr. Raymond Chan
Name:	Mr. Raymond Chan